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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  CEM Corporation

Title of Class of Securities:  Common Stock, $.05 par value

CUSIP Number: 125165100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  James Wiggins, Phronesis Partners, L.P., 1580 Fishinger Rd.,
               Columbus, Ohio 43221; 614-326-0100

     (Date of Event which Requires Filing of this Statement)

                        January 29, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 125165100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James Wiggins

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         152,500


8.  Shared Voting Power:

          24,200

9.  Sole Dispositive Power:

         176,700

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         176,700

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         5.1%

14. Type of Reporting Person

         IN














































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Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, $.05 par value
         (the "Shares"), in CEM Corporation (the "Issuer").

         The name and address of the principal executive and business office of the Issuer is:

         CEM Corporation
         3100 Smith Farm Road
         Matthews, North Carolina 28106

Item 2.  Identity and Background

         This statement is being filed on behalf of James Wiggins (the "Reporting Person"). The Reporting Person is the sole general partner of Phronesis Partners, L.P., a Delaware limited partnership, and has investment discretion over Shares held by Microcap Partners, L.P., a North Carolina limited partnership (together with Phronesis Partners, L.P., the "Partnerships"). The Reporting Person's business address is c/o Phronesis Partners, L.P., 1580 Fishinger Rd., Columbus, Ohio 43221.

         The Reporting Person has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 176,700 Shares of the Issuer. All 176,700 Shares are held by the Partnerships. The Shares were purchased for an aggregate purchase price of $1,999,790.50. The funds for the purchase of the Shares held in the Partnerships have come from each Partnership's own funds. No leverage was used to purchase any Shares.



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Item 4.  Purpose of Transactions

         The Shares beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 176,700 Shares. Based on the Issuer's filing on Form 10-Q on January 28, 1998, as of January 19, 1998 there were 3,435,989 Shares in the Issuer outstanding. Therefore, the Reporting Person is deemed to beneficially own 5.1% of the outstanding Shares. The Reporting Person has the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person since sixty days prior to January 29, 1998 through the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Person has not entered into any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that were effected by the Reporting Person since sixty days prior to January 29, 1998 through the date of this filing is filed herewith as Exhibit A.














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         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.


                                /s/ James Wiggins
                               ________________________________
                                James Wiggins

February 9, 1998





































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00532001.AF5



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                                                        Exhibit A


                    SCHEDULE OF TRANSACTIONS

  Date          Shares Purchased          Price Per Share
  ____          ________________          _______________

12/16/97              1,800                   $11.08389
12/18/97              2,000                    11.06
12/19/97              2,000                    11.06
12/24/97              1,000                    11
12/29/97              2,000                    10.8875
12/30/97              1,000                    11.06
1/20/98                 400                    10.25
1/21/98               2,000                    10.555
1/22/98               2,000                    10.946
1/28/98               2,000                    10.7625
1/29/98               5,000                    11.085
1/29/98               3,000                    11.0083

































00532001.AF5